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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              SCPIE HOLDINGS INC.
                 (Name Of Issuer and Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                   C-78402P
                     (CUSIP Number of Class of Securities)

                                 DONALD J. ZUK
                              SCPIE HOLDINGS INC.
                            1888 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 551-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                              DAVID A. HAHN, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

                               October 14, 1999
         (Date Tender Offer First Published, Sent or Given to Security
                                   Holders)

                           CALCULATION OF FILING FEE



      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE

          $ 75,000,000                                 $ 15,000
           -------------                                -------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,000,000 shares of Common Stock at the maximum tender offer price of $37.50 per share.



[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.   Filing party:   Not applicable.
Form or Registration No.:  Not applicable.   Date Filed:     Not applicable.

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  This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4")
relates to the offer by SCPIE Holdings Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 2,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $0.0001 per share (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 13, 1997, as amended as of October 19, 1998 and August 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $37.50 nor less than $34.25 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

  (a) The name of the issuer is SCPIE Holdings Inc., a Delaware corporation, and the address of its principal executive office is 1888 Century Park East, Los Angeles, California 90067.

  (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $0.0001 per share (the "Shares") (including the associated Rights), and the Offer is for up to 2,000,000 Shares (or such lesser number of Shares as are properly tendered) at prices not in excess of $37.50 nor less than $34.25 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares. Unless the context otherwise requires, all references to Shares shall include the associated Rights. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The information set forth in the "Introduction" to the Offer to Purchase and in Sections 1 and 10 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the "Introduction" to the Offer to Purchase and in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d)  This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase and in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  The information set forth in the "Introduction" to the Offer to Purchase and in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

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ITEM 6  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

  (a)   The information set forth in Section 9 of the Offer to Purchase, Exhibit
(g)(1)  hereto and Exhibit (g)(2) hereto is incorporated herein by reference.

  (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

  (a)   Not applicable.

  (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (d)   Not applicable.

  (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Offer to Purchase.

  (a)(2)  Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.

  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.

  (a)(6)  Letter to stockholders from Donald J. Zuk, President and Chief
               Executive Officer of the Company, dated October 14, 1999.

  (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

  (a)(8)  Summary Advertisement dated October 14, 1999.

  (a)(9)  Press Release dated October 13, 1999.

  (b)     Not applicable.

  (c)     Not applicable.

  (d)     Not applicable.

  (e)     Not applicable.

  (f)     Not applicable.

  (g)(1)  Pages 48 through 66, inclusive, of the Company's Annual Report on
               Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999)

  (g)(2)  Pages 2 through 7, inclusive, of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 16, 1999)

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                                   SIGNATURE


  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 1999                          SCPIE HOLDINGS INC.


                                                 By: /s/  DONALD J. ZUK
                                                 Name:  Donald J. Zuk
                                                 Title: President and Chief
                                                        Executive Officer

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                                 EXHIBIT INDEX


EXHIBIT
Number       DESCRIPTION
------       -----------


(a)(1)       Offer to Purchase.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Letter to stockholders from Donald J. Zuk, President and Chief Executive Officer of the Company, dated October 14, 1999.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)       Summary Advertisement dated October 14, 1999.
(a)(9)       Press Release dated October 13, 1999.
(b)          Not applicable.
(c)          Not applicable.
(d)          Not applicable.
(e)          Not applicable.
(f)          Not applicable.
(g)(1) Pages 48 through 66, inclusive, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999)
(g)(2) Pages 2 through 7, inclusive, of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 16, 1999)

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